First Franklin Corporation • Annual Report 2008



First Franklin Corporation

Table of Contents

Stockholder Information

2008 Earnings per share	($0.84)
2008 Dividends declared per share	$0.27
Book value per share (1)	$14.19
Market value per share (2)	$4.00
Common shares outstanding (1)	1,680,684

(1) At December 31, 2008

(2) NASDAQ Global Market closing sale price on December 31,2008

Franklin Savings Locations

Corporate Office
4750 Ashwood Drive
Cincinnati, Ohio 45241
(513) 469-8000 FAX: (513) 469-5360

Branch Offices

Anderson
7944 Beechmont Avenue 45255
513-474-3750

Delhi
5015 Delhi Pike 45238
513-451-5252

Forest Park
Promenade Shopping Center
1100 West Kemper Road 45240
513-851-0400

O'Bryonville
2000 Madison Road 45208
513-321-0235

Roselawn
7615 Reading Road 45237
513-761-1101

Sharonville
11186 Reading Road 45241
513-563-6060

Western Hills
5791 Glenway Avenue 45238
513-471-7300

DirectTeller 1-800-436-5100

Letter To Our Shareholders

Dear Shareholder:

2008 was a very significant year for both First Franklin Corporation and Franklin Savings and Loan Company. In 2008 we marked the 20th anniversary of First Franklin and Franklin Savings' 125th year of serving Greater Cincinnati. However, 2008 was also a difficult year for the financial industry, and First Franklin and Franklin Savings were no exception. The real estate market was and continues to be severely challenged. This market, along with increasing unemployment levels negatively impacted borrowers' ability to meet their loan payment obligations. In response to these challenges, we established reserves for non-accruing loans and losses in amounts unprecedented for our Company. Even after having done this, we remain "well capitalized" for our regulatory requirements and in compliance with our internal policy provisions.

As we look forward to 2009, we continue to focus on our Strategic Plan, updated in September 2008. One of the goals established was a significant increase in loan originations and hiring the well qualified experienced personnel necessary to accomplish this. We hired new mortgage loan originators and have restructured our mortgage lending operations. Through February 2009, we had already originated a higher dollar volume of mortgage loans than we did for all of 2008.

We look forward to the future of our Company. We remain committed to you, our shareholders, our customers, our employees and the communities we serve.

Thank you for your continued trust and support.

Respectfully submitted,

Thomas H. Siemers

Thomas H. Siemers
President and CEO

	At December 31,				
	2008	2007	2006	2005	2004
	(dollars in thousands)				
Financial Condition Data:					
Total assets	$ 318,781	$ 318,918	$ 332,039	$ 296,682	$ 273,968
Cash	7,438	6,897	7,828	5,116	10,083
Loans receivable,net	270,049	273,310	278,253	243,059	202,948
Mortgage-backed securities					
Available-for-sale	3,236	3,184	4,900	7,098	12,313
Held-to-maturity	5,058	322	473	680	1,159
Investments					
Available-for-sale	13,408	17,030	21,725	23,665	30,741
Deposit accounts	223,108	226,521	231,179	219,364	219,704
Borrowings	68,477	63,353	72,217	50,011	27,600
Stockholders' equity	23,850	25,706	25,746	24,574	24,110

	For the year ended December 31,				
	2008	2007	2006	2005	2004
	(dollars in thousands)				
Operations data:					
Total interest income	$ 16,970	$ 18,285	$ 17,412	$ 14,227	$ 13,634
Total interest expense	10,869	12,098	10,897	7,837	7,529
Net interest income	6,101	6,187	6,515	6,390	6,105
Provision for loan losses	2,703	300	452	271	417
Net interest income after provision for loan losses	3,398	5,887	6,063	6,119	5,688
Noninterest income	1,858	1,723	2,522	1,790	1,196
Noninterest expense	7,577	7,029	6,636	6,133	5,919
Income (loss) before taxes	(2,321)	581	1,949	1,776	965
Provision (benefit) for federal income taxes	(915)	125	592	536	292
Net income (loss)	$ (1,406)	$ 456	$ 1,357	$ 1,240	$ 673
Other data:					
Interest rate spread during period	1.90 %	1.88 %	2.00 %	2.30 %	2.21 %
Interest rate spread at end of period	2.32	2.01	1.96	2.35	2.29
Return on assets	(0.44)	0.14	0.43	0.45	0.24
Return on equity	(5.65)	1.77	5.40	5.08	2.80
Dividend payout ratio	(32.28)	132.59	44.74	44.07	78.33
Equity to assets ratio	7.48	8.06	7.75	8.28	8.80
Ratio of average interest-earning assets to average interest-bearing liabilities	103.53	103.72	104.49	104.48	104.52
Non-performing assets as a percent of total assets at end of period	2.61	1.98	1.35	1.47	1.16
Full service offices	7	7	7	7	7
Per share data:					
Net income (loss) per common share					
Basic	$ (0.84)	$ 0.27	$ 0.81	$ 0.75	$ 0.41
Diluted	$ (0.84)	$ 0.27	$ 0.80	$ 0.73	$ 0.39
Book value per common share	$ 14.19	$ 15.30	$ 15.27	$ 14.84	$ 14.57

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

First Franklin Corporation ("First Franklin" or the "Company") is a savings and loan holding company that was incorporated under the laws of the State of Delaware in September 1987. The Company owns all of the outstanding common stock of The Franklin Savings and Loan Company ("Franklin").

As a Delaware corporation, the Company is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision ("OTS"). The Company's assets consist of cash, interest-earning deposits, the building in which the Company's corporate offices are located and investments in Franklin and DirectTeller Systems Inc. ("DirectTeller").

Franklin is an Ohio chartered stock savings and loan association headquartered in Cincinnati, Ohio. It was originally chartered in 1883 as the Green Street Number 2 Loan and Building Company. Franklin's business consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate real estate loans and purchase investments. Franklin operates seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services, including mortgage loans, home equity and commercial lines of credit, credit and debit cards, checking accounts, auto loans, savings accounts, automated teller machines, and a voice response telephone inquiry system and an internet-based banking system which allow its customers to transfer funds between financial institutions, pay bills, transfer funds between Franklin accounts, download account and transaction information into financial management software programs and inquire about account balances and transactions. To generate additional fee income and enhance the products and services available to its customers, Franklin also offers annuities, mutual funds and discount brokerage services in its offices through an agreement with a third party broker dealer.

Franklin has one wholly owned subsidiary, Madison Service Corporation ("Madison"). At the present time, Madison has no operations, its only assets are cash and interest-earning deposits and only source of income is the interest earned on its deposits.

First Franklin owns 51% of DirectTeller's outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Harland Financial Solutions, Inc. ("Harland"), a computer service bureau which offers the DirectTeller system to the financial institutions it services. The agreement with Harland gives DirectTeller a portion of the profits generated by the use of the inquiry system by Harland's clients. Harland can terminate this agreement at any time by switching the existing users to a different system. At the present time, Harland offers a comparable system and customers using its new teller platform are being converted to Harland's system. It is anticipated that sometime in the future, Harland will no longer offer the DirectTeller system.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was signed into law, giving the United States Department of the Treasury ("Treasury Department") broad authority to implement certain actions to help restore confidence, stability and liquidity to U.S. financial markets and to encourage financial institutions to increase their lending to customers and to each other. The EESA authorized the Treasury Department to purchase from financial institutions and their holding companies up to $700.0 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program ("TARP"). The Treasury Department has allocated $250.0 billion to the Voluntary Capital Purchase Program under the TARP ("CPP"). The TARP also includes direct purchases or guarantees of troubled assets of financial institutions by the U.S. government.

Under the CPP, the Treasury Department will purchase debt or equity securities from participating financial institutions in an amount equal to not less than 1% of the participating financial institution's risk-weighted assets and not more than the lesser of (i) $25.0 billion or (ii) 3% of the participating financial institution's risk-weighted assets. In connection therewith, each participating financial institution will be required to issue to the Treasury Department a warrant to purchase a number of shares of common stock having a market price equal to 15% of the senior preferred stock on the date of the Treasury Department's investment. During such time as the Treasury Department holds securities issued under the Voluntary Capital Purchase Program, the participating financial institutions will be required to comply with the Treasury Department's standards for executive compensation and will have limited ability to increase the amounts of dividends paid on, or to repurchase, their common stock. The Company is evaluating these programs to determine if it would be beneficial to participate in.

Following a systemic risk determination under the FDIC Improvement Act of 1991, on October 14, 2008, the FDIC established the Temporary Liquidity Guarantee Program ("TLGP"). The TLGP includes the Transaction Account Guarantee Program ("TAGP"), which provides unlimited deposit insurance coverage through December 31, 2009 for non-interest bearing transaction accounts (typically business checking accounts) and certain funds swept into non-interest bearing savings accounts. Institutions participating in the TAGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. The TLGP also includes the Debt Guarantee Program (DGP), under which the FDIC guarantees certain senior unsecured debt of FDIC insured institutions and their holding companies. The unsecured debt must be issued on or after October 14, 2008 and not later than June 30, 2009, and the guarantee is effective through the earlier of the maturity date or June 30, 2012. The DGP coverage limit is generally 125% of the eligible entity's eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2% of their total liabilities as of September 30, 2008. Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012. The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008. The Company has elected to participate in both the TAGP and the DGP.

In September 2008, Franklin notified its customers that a data breach had occurred in which a database containing account holder information for current deposit accounts and a number of closed accounts was accessed by an unauthorized individual. In response to the breach, Franklin implemented additional security measures and notified federal and state law enforcement and regulatory authorities. Letters were sent to everyone whose personal information was stored in the database. The letters provided instructions for enrolling in the identity protection network and include information about other resources available to affected account holders.

Because the results of operations of Madison and DirectTeller were not material to the Company's operations and financial condition, the following discussion focuses primarily on Franklin.

FORWARD LOOKING STATEMENTS

Statements included in this document, which are not historical or current facts, are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results. Factors that could cause financial performance to differ materially from that expressed in any forward-looking statement include, but are not limited to, credit risk, interest rate risk, competition, changes in the regulatory environment and changes in general business and economic trends.

RISK MANAGEMENT

Risk identification and management are key elements in the overall management of a financial institution. Management believes that the primary risks faced by the Company are (i) interest rate risk - the risk to net interest income caused by the impact of changes in interest rates; (ii) asset quality/credit risk- the possibility that borrowers will not be able to repay their debts; (iii) liquidity risk- the possibility that the Company will not be able to fund present and future obligations; and (iv) operating risk- the potential for loss resulting from events involving people, processes, technology, external events, legal, compliance and regulatory matters and reputation.

INTEREST RATE RISK

Interest rate risk management is the process of balancing the risk and return of a variety of financial decisions. Decisions must be made on the appropriate level of interest rate risk, prepayment risk and credit risk. In addition, decisions must be made on the pricing and duration of assets and liabilities and the amount of liquidity. The overall objective of the Company's asset and liability management policy is to maximize long-term profitability and return to its investors.

Managing interest rate risk is fundamental to banking. Franklin must manage the inherently different maturity and repricing characteristics of its lending and deposit products to achieve a desired level of earnings and to limit its exposure to changes in interest rates. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting primarily of customer deposits and borrowings, mature or reprice more or less frequently, or on a different basis, than its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer and commercial lines of credit, consumer loans (auto, student and personal) and investment securities. While having assets that mature or reprice more rapidly than liabilities may be beneficial in times of rising interest rates, such an asset/liability structure may have the opposite effect during periods of declining interest rates.

The degree of interest rate risk an instrument is subject to is determined by several factors. These factors include: lag, repricing, basis, prepayment, and lifetime cap risk. These risks are described in further detail in the following paragraphs.

Lag risk results from the inherent timing difference between the repricing of adjustable-rate assets and liabilities, which can produce short-term volatility in net interest income during periods of interest rate movements even though the effects of this lag generally balance out over time. One example of lag risk is the repricing of assets indexed to the Treasury constant maturity ("CMT").The CMT index is based on a moving average of rates outstanding during the previous twelve months. A sharp movement in interest rates in a month will not be fully reflected in the index for twelve months, resulting in a lag in the repricing of loans and securities based on this index, whereas borrowings generally reprice monthly, based on current market interest rates. The majority of the adjustable-rate mortgage loans Franklin originates use the CMT.

Repricing risk is caused by the mismatch in the maturities and/or repricing periods between interest-earning assets and interest-bearing liabilities.

Basis risk results from assets and liabilities reacting differently to interest rate movements due to their dependency on different indices. For example, most of Franklin's adjustable-rate loans are indexed to the CMT or prime rate, while the rates on borrowings are normally derived from the London Interbank Offered Rates ("LIBOR"). Deposit rates are normally determined by local competition. This results in basis risk since the loan indices may move at different rates or in different directions than the indices associated with borrowings or deposits.

Prepayment risk results from the ability of customers to pay off their loans prior to maturity. Generally, prepayments increase in falling interest rate environments and decrease in rising interest rate environments. Falling interest rate environments normally result in the prepayment and refinancing of existing fixed- and adjustable-rate loans to lower coupon, fixed-rate mortgage loans. This phenomenon, when combined with our policy of selling the majority of our fixed-rate mortgage loan production, may make it difficult to increase or even maintain the size of our loan portfolio during these periods. These additional sales may generate gains on sale, offsetting some of the reduction in the net interest margin. In rising interest rate environments, the decline in prepayments would normally result in an increase in the size of the loan portfolio due to an increase in the percentage of adjustable-rate loans that are originated.

A lifetime interest rate cap on adjustable-rate loans held in the portfolio introduces another element of interest rate risk to earnings. In periods of rising interest rates, it is possible for the fully indexed interest rate (index rate plus the margin) on some loans to exceed the lifetime interest rate cap. This feature prevents the loan from repricing to a market rate, thus adversely impacting net interest income in periods of relatively high interest rates. Typically, the lifetime cap is 600 basis points above the initial rate. The lifetime caps on our existing loans would not have a material adverse effect on net interest income unless interest rates increased substantially from current levels.

To mitigate the impact of changes in market interest rates on our interest-earning assets and interest-bearing liabilities, we originate and hold short-term and adjustable-rate loans and originate and sell the majority of the fixed-rate mortgage loans. We retain short-term and adjustable-rate loans because they have repricing characteristics that more closely match the repricing characteristics of our liabilities.

To further mitigate the risk of timing differences in the repricing of assets and liabilities, our interest-earning assets are matched with interest-bearing liabilities that have similar repricing characteristics. For example, the risk of holding ARMs is managed with short-term deposits and borrowings. Periodically, mismatches are identified and addressed by adjusting the repricing characteristics of our interest-bearing liabilities.

During 2008, many of Franklin's deposit customers opted to switch from core deposits (savings, money market deposit accounts ("MMDA") and checking accounts) and short-term certificates of deposit (maturing in 18 months or less) to longer term certificates to take advantage of the higher rates while still retaining some future flexibility. As a result, Franklin experienced decreases of $2.47 million in core deposits and $12.56 million in short-term certificates and a $16.65 million increase in certificates of deposit with original terms of 18-36 months. It is anticipated that if deposit rates remain low, consumers will continue to move funds to longer term certificates and at some point to core deposits to maintain future flexibility.

The majority of the mortgage loans originated by Franklin during 2008 were adjustable-rate. Of the fixed-rate loans Franklin originated, the majority were sold in the secondary market but will continue to be serviced by Franklin. Mortgage loan sales during 2008 were $10.93 million compared to $9.43 million during 2007. During 2006, Franklin began selling a small percentage of the fixed-rate loans it originated with servicing transferred to the purchaser of the loan, allowing Franklin to offer certain types of loans (interest only, no documentation, negative amortization) it would not usually originate. At the beginning of 2009, Franklin increased its loan origination staff and anticipates that the majority of loans sold in the future will have servicing transferred to the purchaser. This will cause outstanding loan balances and interest earned on loans to decline, but origination fees and profit on the sale of loans should increase.

The following table utilizes the net portfolio value ("NPV") methodology to illustrate the impact on Franklin's net interest income of specified interest rate scenarios at December 31, 2008. Because adjustable-rate loans are subject to caps on the allowable interest rate changes plus lag, repricing and basis risk, instantaneous interest rate increases or decreases can negatively impact net interest income. NPV represents the market value of portfolio equity and is equal to the market value of assets less the market value of liabilities. Management and the Board of Directors monitor the level of NPV on a quarterly basis and consider changes in the methods used to manage the rate sensitivity and repricing characteristics of balance sheet components and to maintain acceptable levels of change in NPV and net interest income in the event of changes in interest rates.

In its Interest Rate Risk Policy, Franklin has established what it believes are minimum acceptable NPV levels under various hypothetical instantaneous changes in market interest rates. As of December 31, 2008, the Company was not within these policy limits in the base case and 100 basis point decline scenarios due to the current interest rate environment. Franklin continues to monitor this situation and will modify its interest rate risk procedures if it worsens in the future. Franklin remains rated in the most favorable interest rate risk category under OTS guidelines.

Change in Interest rates (basis points)	Net interest income Estimated $ value	$ change from constant	% change from constant	Net portfolio value Estimated $ value	NPV ratio	Policy guidelines
	(Dollars in thousands)					
+300	$ 6,990	$ (318)	(4.35) %	$ 19,378	6.17 %	4.00 %
+200	7,269	(39)	(0.53)	20,635	6.46	5.00
+100	7,379	71	0.98	19,851	6.15	6.00
0	7,308	-	-	18,209	5.59	6.75
-100	6,835	(473)	(6.47)	15,465	4.74	6.00
-200	6,679	(629)	(8.61)	-	-	5.00
-300	6,242	(1,066)	(14.58)	-	-	4.00

The above table sets forth the change in net interest income that would result from a change in Franklin's net portfolio value in the event of an instantaneous shift in the Treasury yield curve of plus or minus 100, 200 or 300 basis points. The changes in the NPV and net interest income shown in the table were calculated using a simulation program. This simulation uses various assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin's actual interest rate risk, but are indicators of sensitivity to changes in rates.

An objective of interest rate risk management is to maintain an appropriate balance between the stable growth of income and the risks associated with maximizing income through interest sensitivity imbalances. No single method can accurately measure the impact of changes in interest rates on net interest income, so in addition to the NPV method, the Company also measures the difference, or "gap," between the amount of assets and liabilities scheduled to mature or reprice within the same period. The gap is expressed as a percentage of assets, and is based on certain assumptions. Generally, the lower the percentage, the less sensitive the Company's earnings are to interest rate changes. A positive gap means an excess of assets over liabilities repricing during the same period.

Certain shortcomings are inherent in the "gap" method of analysis presented below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may have different basis risk which may cause them to react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while others may lag behind changes in market interest rates. The table below reflects estimates as to the periods to repricing or maturity at a particular point in time. Among the factors considered are current trends and historical repricing experience with respect to particular or similar products. For example, savings, MMDA and checking accounts may be withdrawn at any time, but based on historical experience, it is assumed that all customers will not withdraw their funds on any given day, even if market interest rates change substantially.

The following table sets forth Franklin's interest rate sensitivity gap as of December 31, 2008. As shown below, the one year cumulative gap is $64.53 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would increase as rates rise and decrease as rates decline. But, as the NPV table above indicates, due to the caps placed on a loan's ability to reprice, and the lag effect associated with rate changes, an instantaneous rise or decline in interest rates of 200 or more basis points could be expected to adversely affect Franklin's net interest income and interest rate risk position.

	3 months or less	4 to 6 months	7 to 12 months	1 to 3 years	3 to 5 years	5 to 10 years	10 to 20 years	> 20 years	Total
Assets:									
Real estate loans:									
One- to four-family									
Adjustable-rate	$ 40,379	31,652	45,384	13,047	31	-	-	-	130,493
Fixed-rate	2,947	2,672	4,647	12,271	6,470	5,517	3,016	363	37,903
Multi-family and nonresidential									
Adjustable-rate	3,149	3,111	6,101	22,635	19,333	-	-	-	54,329
Fixed-rate	290	295	604	2,618	2,976	3,384	-	-	10,167
Consumer loans	28,541	158	304	1,066	857	1,062	-	-	31,988
Commercial loans	3,171	56	114	501	579	267	-	-	4,688
Mortgage-backed securities	1,141	758	1,310	1,434	996	1,491	1,142	42	8,314
Investments	10,307	-	40	-	100	1,499	11,718	-	23,664
Total rate sensitive assets	$ 89,925	38,702	58,504	53,572	31,342	13,220	15,876	405	301,546
Liabilities:									
Fixed maturity deposits	$ 14,843	19,896	37,851	77,957	14,424	-	-	-	164,971
Transaction accounts	1,247	1,160	2,084	5,895	3,316	3,251	955	57	17,965
Money market deposit accounts	694	628	1,082	2,690	1,207	851	130	2	7,284
Savings accounts	1,960	1,824	3,277	9,267	5,213	5,112	1,501	90	28,244
Borrowings	18,826	7,687	9,544	20,675	923	10,822	-	-	68,477
Total rate sensitive liabilities	$ 37,570	31,195	53,838	116,484	25,083	20,036	2,586	149	286,941
Cumulative Gap	$ 52,355	59,862	64,528	1,616	7,875	1,059	14,349	14,605	
Cumulative gap as a percentage of total assets	16.46 %	18.82	20.29	0.51	2.48	0.33	4.51	4.59	

In preparing the above table, it has been assumed that (i) adjustable-rate one- to four-family residential mortgage loans and mortgage-backed securities (the majority of Franklin's portfolio) with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 9% to 80%; (ii) fixed-rate one- to four-family residential mortgage loans will prepay at annual rates of 6% to 77% depending on the stated interest rate and contractual maturity of the loan; (iii) the decay rate on deposit accounts is 1% to 37% per year; and (iv) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

ASSET QUALITY/CREDIT RISK

Credit risk refers to the potential for losses on assets due to a borrower's default or to a decline in the value of the collateral securing that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. In the past, Franklin's lending program has been focused towards relatively low risk owner-occupied single-family first mortgage loans, which are underwritten using Federal Home Loan Mortgage Corporation standards. During the past few years, Franklin placed more emphasis on originating multifamily and commercial real estate mortgage loans and home equity and commercial lines of credit. Generally, these types of loans have higher risk characteristics than single-family mortgage loans. As part of an on-going quality control program, a sample of the loans originated are reviewed monthly by Franklin's Compliance Officer to confirm that underwriting standards have been followed. The results of these reviews are reported to Franklin's Chief Executive Officer.

Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice fifteen days after a payment is due. All borrowers whose loans are more than thirty days past due, are contacted by the Collection Manager, in an effort to correct the problem. If the problem persists, legal action is normally considered when the loan becomes 90 days past due.

The Asset Classification Committee meets at least quarterly to determine if all assets are being valued fairly and properly classified for regulatory purposes. All mortgage loans in excess of $500,000, loans to borrowers with aggregate loans outstanding exceeding $1 million, consumer loans in excess of $100,000, home equity and commercial lines of credit with a credit limit in excess of $250,000 and repossessed assets are reviewed annually. In addition, any loan delinquent more than 90 days is reviewed at each meeting. Other assets are reviewed at the discretion of the committee members.

Non-performing assets include loans that have been placed on non-accrual status, accruing loans which are ninety days or more past due and repossessed assets. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful or legal action to foreclose has commenced. In addition, all loans, except one- to four-family residential mortgage loans, are placed on non-accrual status when the uncollected interest becomes greater than 90 days past due. One-to four-family residential mortgage loans are placed on non-accrual status if the collection of principal and/or interest becomes doubtful or legal action to foreclose commences. Consumer loans more than 120 days delinquent are charged against the consumer loan allowance for loan losses unless payments are currently being received and it appears likely that the debt will be collected.

The following table sets forth Franklin's non-performing assets as of the dates indicated.

	At December 31,	
	2008	2007
	(Dollars in thousands)	
Non-accruing loans	$ 6,130	4,574
Accruing loans 90 days or more past due	339	797
Repossessed assets	1,849	948
Total non-performing assets	$ 8,318	6,319

As indicated by the table above, non-performing assets increased $2.00 million, The increase in non-accruing loans consists of the following: (i) one- to four-family loans increased $364,000, (ii) multifamily and nonresidential real estate loans increased $1.45 million and (iii) commercial lines of credit decreased $351,000. During the current year, real estate owned increased to $1.85 million from $948,000 at December 31, 2007. The increase in one- to four-family non-accruing loans and real estate owned is due to increased delinquencies of non-owner occupied, investor-owned, properties. Franklin hired an experienced Collection Manager in November 2007, and placed additional emphasis on reducing non-performing assets by forming a collection team and real estate owned committee consisting of senior officers and other management personnel to resolve these problems on a timely basis. Because of the current state of the real estate market, Franklin believes that resolving these problem assets is a long-term process and that in the interim, non-performing assets may increase.

Franklin has originated a number of its ARMs with initial interest rates below those which would be indicated by reference to the repricing index and also some ARMs which require a monthly payment equal to the interest due (an "interest only" loan). Since the interest rate and payment amount on such loans may increase at the next repricing date, these loans were originally underwritten assuming that the maximum increase would be experienced at the first adjustment. Notwithstanding the assumptions made at origination, Franklin could still experience an increased rate of delinquencies as such loans adjust to the fully-indexed rates. Franklin believes that the current decline in market interest rates should reduce the number of borrowers effected, but may also have a negative impact on interest income.

When making a one- to four-family residential mortgage loan, Franklin evaluates both the borrower's ability to make principal and interest payments and the value of the property that will secure the loan. Franklin generally makes portfolio ARM loans on one- to four-family residential property in amounts of 80% or less of the appraised value. When loans are made in amounts that exceed 80% of the appraised value of the underlying real estate, Franklin's policy is to require private mortgage insurance on a portion of the loan. Franklin does not originate loans that exceed 100% of the appraised value, or negative amortization loans where the required monthly payment is less than the interest due.

Franklin maintains an allowance for losses on loans. The allowance for loan losses consists of allocated and unallocated components. Management's analysis of the allocated portion of the allowance is based on the Asset Classification Committee's review of specific loans. Factors included in the Committee's evaluation are past history with the customer, value of the property or other collateral securing the loan, the general financial condition of the borrower, and the payment history.

The unallocated portion of the allowance for loan losses is determined based on management's assessment of historical loss experience, general economic conditions, delinquency and non-accrual trends, credit administration, portfolio growth, possible concentrations of credit and regulatory guidance. This determination considers current trends that may not yet have manifested themselves in the historical loss experience and recognizes that the assumptions used may prove to be inaccurate.

When available information confirms that specific loans or portions thereof are uncollectible, these loans are charged-off or specific reserves are established for the amount of the estimated loss. The existence of some or all of the following criteria will generally confirm that a loan is uncollectible and a loss may be incurred: (i) the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; (ii) the Company has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; or (iii) the fair market value of the loan collateral is significantly below the current loan balance and there is no near-term prospect for improvement.

The following table is an analysis of the loss reserve activity for loans and repossessed assets during the past two years. The 2008 charge-offs included 13 non-owner occupied investor owned one- to four-family properties totaling $291,000, four owner occupied one- to four-family properties totaling $104,000, one multi-family property totaling $134,000 and two commercial real estate properties totaling $98,000. The 2007 charge-offs included two one- to four-family loans totaling $259,000, two commercial mortgage loans totaling $359,000 and two commercial lines of credit totaling $97,000. At the end of 2008, management believes it has identified the majority of Franklin's problem one- to four-family non-owner occupied loans and is working with the borrowers to resolve the problems as quickly as possible. In management's opinion, to the extent that economic and regulatory conditions remain constant, current reserves are adequate to protect Franklin against reasonably foreseeable losses.

	Years ended December 31,	
	2008	2007
Beginning balance	$ 1,219	1,632
Charge-offs		
One- to four-family	395	267
Multifamily	134	-
Nonresidential	98	359
Consumer and lines of credit	-	183
	627	809
Recoveries		
One- to four-family	1	1
Multifamily	-	-
Nonresidential	-	-
Consumer and lines of credit	-	70
	1	71
Net charge-offs	626	738
Provision charged to operations	3,074	325
Ending balance	$ 3,667	1,219
Ratio of net charge-offs to average loans outstanding	0.23 %	0.27 %
Ratio of net charge-offs to average non-performing assets	8.55 %	13.65 %
Ratio of non-performing assets to total assets at end of period	2.61 %	1.98 %

LIQUIDITY RISK

Liquidity is the measure of the Company's ability to efficiently meet normal cash flow requirements of both borrowers and depositors. In the ordinary course of business, funds are generated from deposits and the maturity or repayment of earning assets, such as loans and investment securities. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost and have contingency plans to meet unanticipated funding needs or the loss of a funding source.

The Company's liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets decreased by $3.08 million to $20.85 million at December 31, 2008.

Changes in cash and cash equivalents may be caused by any one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31, 2008 and 2007.

	Years ended December 31, 2008	2007
	(dollars in thousands)	
Operating activities:		
Net income (loss)	$ (1,406)	456
Adjustments to reconcile net income (loss) to net cash provided by operating activities	2,573	1,488
Net cash provided by operating activities	1,167	1,944
Net cash provided (used) by investing activities	(1,883)	11,070
Net cash provided (used) by financing activities	1,257	(13,945)
Net increase (decrease) in cash and cash equivalents	541	(931)
Cash and cash equivalents at beginning of year	6,897	7,828
Cash and cash equivalents at end of year	$ 7,438	6,897

Operating activities include the sale of fixed-rate single-family mortgage loans of $10.93 million, at a profit of $139,000, during 2008 and $9.43 million, at a profit of $125,000, during 2007. The sale of fixed-rate loans helps Franklin maintain an appropriate level of interest rate sensitivity in its loan portfolio. Franklin also sells student loans it originates. Student loan sales of $451,000, at a profit of $7,700, during 2008, compared to sales of $443,000, at a profit of $6,800, during 2007.

Loan receipts and disbursements are a major component of the Company's investing activities. Repayments on loans and mortgage-backed securities during 2008, totaled $44.88 million compared to $50.29 million during 2007. Loan disbursements during 2008 were $56.44 million, including $4.09 million of loan participations purchased from other lenders, compared to $54.89 million during 2007.

During 2008, the Company purchased $6.01 million of mortgage-backed securities and $12.20 million of investment securities. No investment or mortgage-backed securities were purchased during 2007. Proceeds from the sale of available-for-sale investment securities were $2.0 million in 2008, resulting in a profit of $73,000. No investment securities were sold in 2007. In 2008, investment securities maturities/calls were $13.89 million compared to $5.05 million in 2007. The increase in the maturities/calls during 2008 was the result of declining interest rates. During 2008 and 2007, the Company realized gains of approximately $13,700 and $11,600, respectively, on agency securities that were called prior to maturity.

Franklin holds $5.74 million of bank-owned life insurance. The face value of the policies as of December 31, 2008 was approximately $14.27 million.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits decreased $3.41 million to $223.11 million at December 31, 2008 from $226.52 million at December 31, 2007. Net of interest credited, deposits decreased by $10.44 million during 2008 as compared to a $12.49 million decrease during 2007. During 2008, many of Franklin's deposit customers switched from core deposits (savings, MMDA and checking accounts) and short-term certificates of deposit (maturing in 18 months or less) to longer-term certificates to take advantage of higher rates while retaining future flexibility. As a result, Franklin experienced decreases of $2.47 million in core deposits and $12.56 million in short-term certificates and a $16.65 million increase in certificates of deposit with original terms of 18-36 months. It is anticipated that if deposit rates remain low, consumers will continue to move funds to longer term certificates and at some point to core deposits to maintain future flexibility.

In the third quarter of 2006, Franklin implemented a program to increase low-cost checking accounts. The program involves direct mail to the households surrounding the Franklin branches, a free gift to anyone opening a new account, payments to offset the cost of check supplies from the customer's previous financial institution and a gift to any current customer who gets a friend or family member to open a checking account. The program features seven types of accounts that range from free with no interest to accounts that pay a higher interest rate on higher balances. At December 31, 2008, Franklin had approximately 1,000 (an increase of 28%) more open checking accounts than it had when the program started in late 2006. Net income generated by checking accounts has risen from $373,000 in 2006 to $638,000 in 2008, primarily due to an increase in overdraft fees. It is anticipated that checking account net income will be approximately $610,000 during 2009.

The table below sets forth the deposit flows by type of account, including interest credited, during 2008 and 2007.

	Years ended December 31,	
	2008	2007
	(dollars in thousands)	
Savings deposits	$ (727)	(151)
Checking deposits	(752)	330
MMDA deposits	(990)	(1,581)
Total	(2,469)	(1,402)
Certificates of deposit:		
7-31 day	1	(36)
91 day	(24)	(36)
Six Month	3,283	5,159
One year	(15,824)	6,490
Eighteen month	10,562	(2,556)
Two year	5,634	(4,838)
Three year	453	797
Thirty-nine month	(1,933)	(6,771)
Five year	(3,097)	(1,436)
Other	1	(29)
Total	(944)	(3,256)
Total deposit decrease	$ (3,413)	(4,658)

Borrowings increased $5.12 million to $68.48 million at December 31, 2008. The majority of the increase is the result of a $5.0 million borrowing to fund the purchase of a $5.0 million mortgage-backed security, at a spread of approximately 2%. See Note 9 of the Notes to the Consolidated Financial Statements for additional information on outstanding borrowings.

At December 31, 2008, Franklin had outstanding commitments to originate or purchase $4.09 million of mortgage loans or mortgage-backed securities, as compared to $311,000 at December 31, 2007. Additionally, Franklin had undisbursed home equity loans and commercial lines of credit of approximately $18.71 million at December 31, 2008, compared to $17.75 million at December 31, 2007. During 2009, approximately $72.59 million of certificates of deposit are scheduled to mature, based on past history, Franklin anticipates that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Also during 2009, $36.06 million of borrowings mature or have required repayments. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels. Subject to certain limitations, based on its assets, Franklin is eligible to borrow an additional $30.76 million from the Federal Home Loan Bank ("FHLB").

RESULTS OF OPERATIONS

The Company had a net loss of $1.41 million for the year ended December 31, 2008. This represents a (0.44%) return on average assets and a (5.65%) return on average stockholders' equity. Book value per share at December 31, 2008 was $14.19. Net income for the year ended December 31, 2007 was $456,000 and returns on average assets and average equity for 2007 were 0.14% and 1.77%, respectively. The decrease in 2008 net income before taxes when compared to 2007 is the result of an $86,000 decline in net interest income before loan loss provisions, a $2.40 million increase in loan loss provisions, a $326,000 increase in losses on the sale of repossessed assets, $115,000 of expenses related to the data breach discussed earlier and an increase of $107,000 in operating expenses, which was offset by an increase in the sale of loans and investments of $107,000. Net income for the year ended December 31, 2006 was $1.36 million for a 0.43% return on average assets and a 5.40% return on average stockholders' equity.

Net Interest Income

Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category. Non-accruing loans have been included as loans carrying a zero yield and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income decreased $86,000 (1.39%) during 2008 to $6.10 million from $6.19 million in 2007, interest rate spread increased from 1.88% for 2007 to 1.90% for 2008 and net earning assets decreased to $10.25 million from $11.00 million at the end of 2007.

	2008			2007			2006		
	Average outstanding balance	Interest earned / paid	Yield / rate	Average outstanding balance	Interest earned / paid	Yield / rate	Average outstanding balance	Interest earned / paid	Yield / rate
				(Dollars in thousands)					
Interest-earning assets:									
Loans receivable (1)	$ 273,604	15,541	5.68 %	$ 274,492	16,454	5.99 %	$ 267,058	15,749	5.90 %
Mortgage-backed securities (2)	7,212	346	4.80	4,318	239	5.54	6,457	312	4.83
Investments (2)	15,194	827	5.44	22,896	1,276	5.57	23,106	1,082	4.68
FHLB stock	4,909	256	5.21	4,797	316	6.59	4,648	269	5.79
Total interest-earning assets	$ 300,919	16,970	5.64 %	$ 306,503	18,285	5.97 %	$ 301,269	17,412	5.78 %
Interest-bearing liabilities:									
Checking deposits	$ 29,999	207	0.69 %	$ 31,257	361	1.15 %	$ 33,818	337	1.00 %
Savings deposits	28,640	302	1.05	29,385	521	1.77	27,188	339	1.25
Certificates of deposit	164,838	7,330	4.45	168,056	7,836	4.66	167,794	7,155	4.26
Borrowings	67,193	3,030	4.51	66,806	3,380	5.06	59,535	3,066	5.15
Total interest-bearing liabilities	$ 290,670	10,869	3.74 %	$ 295,504	12,098	4.09 %	$ 288,335	10,897	3.78 %
Net interest income		$ 6,101			$ 6,187			$ 6,515	
Interest rate spread			1.90 %			1.88 %			2.00 %
Net average earning assets	$ 10,249			$ 10,999			$ 12,934		
Net yield on average interest-earning assets			2.03 %			2.02 %			2.16 %
Average interest-earning assets to average interest-bearing liabilities			1.04 %			1.04 %			1.04 %

(1) Calculated net of deferred fees, loans in process and loss reserves.

(2) Investments classified as available-for-sale included at amortized cost, not fair value.

Rate/Volume Analysis. The most significant impact on the Company's net interest income between periods is the interaction of changes in the volume of, and rates earned or paid on, interest-earning assets and interest-bearing liabilities. The following rate/volume analysis describes the extent to which changes in interest rates and the volume of interest related assets and liabilities have affected net interest income during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year's rate), (ii) changes in rate (change in rate multiplied by prior year's volume) and (iii) total changes in rate and volume. The combined effect of changes in both rate and volume, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate. During 2008, net interest income decreased $86,000 compared to a $328,000 decrease during 2007. The income earned on assets decreased $1.32 million in 2008, mainly due to the decline in the yield on loans receivable from 5.99% to 5.68% and a reduction in the investment securities balances. Interest expense declined $1.23 million due to the general decrease in market interest rates.

	2008 vs 2007			2007 vs 2006		
	Increase (decrease) due to Volume	Rate	Total increase (decrease)	Increase (decrease) due to Volume	Rate	Total increase (decrease)
Interest income attributable to :						
Loans receivable (1)	$ (53)	(860)	(913)	443	262	705
Mortgage-backed securities	134	(27)	107	(130)	57	(73)
Investments	(420)	(29)	(449)	(10)	204	194
FHLB stock	8	(68)	(60)	9	38	47
Total interest income	$ (331)	(984)	(1,315)	312	561	873
Interest expense attributable to :						
Checking deposits	$ (14)	(140)	(154)	(22)	46	24
Savings deposits	(13)	(206)	(219)	29	153	182
Certificates of deposit	(148)	(358)	(506)	11	670	681
Borrowings	20	(370)	(350)	367	(53)	314
Total interest expense	$ (155)	(1,074)	(1,229)	385	816	1,201
Increase (decrease) in net interest income	$ (176)	90	(86)	(73)	(255)	(328)

(1) Includes non-accruing loans

Average Yields and Rates Paid. The following table sets forth the average yields earned on loans and other investments, the average rate paid on deposit accounts and borrowings and the interest rate spread at the end of each of the past three years.

	At December 31,		
	2008	2007	2006
Weighted average yield on:			
Loans receivable (1)	5.76 %	6.06 %	6.09 %
Mortgage-backed securities	5.05	5.70	5.22
Investments (2)	4.92	4.62	4.71
FHLB stock	5.00	7.00	6.00
Combined weighted average yield on interest-earning assets	5.69	5.98	5.96
Weighted average rate paid on:			
Checking deposits	0.50	0.92	1.16
Savings deposits	0.78	1.65	1.75
Certificates of deposit	4.16	4.59	4.49
Borrowings	3.78	4.95	5.05
Combined weighted average rate paid on interest-bearing liabilities	3.37	3.97	4.00
Interest rate spread	2.32 %	2.01 %	1.96 %

(1) Includes impact of non-accruing loans.
(2) Yields reflected have not been calculated on a tax equivalent basis.

Provision for Loan Losses. The Company maintains an allowance to absorb probable losses inherent in the loan portfolio. The allowance is maintained at a level believed to be adequate based on quarterly assessments and evaluations of the collectability of the loans and their historical loss experience. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Changes in the overall local economy in which the Company operates may impact the allowance for loan losses. Loss reserves have two components, reserves allocated to specific loans and general reserves not allocated to a specific loan. Generally, the Company establishes a specific reserve, instead of a charge-off, on a loan if the market value of the underlying collateral is less than the book value. This allows some flexibility in the future if the market value of the collateral value increases. Specific reserves may be reduced if the value increases in the future but charge-offs can only be recovered upon the disposition of the property/loan. Any decline in the market value of real estate owned is recognized by a write-down of the book value.

Unallocated general loss reserves increased 100% from $714,000 at the end of 2007 to $1.43 million at the end of 2008. These unallocated reserves are established as a cushion against future losses in the loan portfolio that have not been specifically identified at this time. It is management's opinion that the level of reserves at December 31, 2008 is adequate to protect Franklin against reasonably foreseeable losses.

The foregoing statement is a "forward looking" statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could affect the adequacy of the allowance for loan losses include, but are not limited to, the following: (i) changes in the local and national economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (ii) unforeseen adverse changes in circumstances with respect to certain large borrowers; (iii) decreases in the value of collateral securing consumer loans to amounts equal to or less than the outstanding balances of the loans; and (iv) determinations by various regulatory agencies that Franklin must recognize additions to its provision for loan losses based on such regulators' judgment of information available to them at the time of their examinations.

Charges against current operations for loan loss reserves were $2.70 million for 2008, $300,000 for 2007 and $452,000 for 2006. The $2.70 million charged to operations in 2008 consisted of a $786,000 increase in general reserves and specific reserves or charge-offs of $883,000 on non-owner occupied one- to four-family properties, $84,000 on owner occupied one- to four-family properties, $431,000 on multi-family properties, $83,000 on commercial real estate loans, $278,000 on commercial lines of credit and $158,000 on consumer loans. Total loss reserves were $3.67 million at December 31, 2008 compared to $1.10 million at the end of 2007.

Classified assets at December 31, 2008 increased to $9.70 million from $6.68 million at December 31, 2007.During the same period, non-performing assets increased by 31.63% to $8.32 million from $6.32 million at the end of 2007 and real estate owned increased 95.03% from $948,000 to $1.85 million at December 31, 2008. The increase in the classified assets, non-accruing loans and real estate owned is due to the current state of the real estate market and the general economy which is having a negative impact on all financial institutions. At December 31, 2008, classified assets included $2.20 million of non-owner occupied single-family mortgages, $1.85 million of owner occupied single-family mortgages, $3.17 million of non-residential and multi-family loans, real estate owned of $1.85 million and $556,000 of consumer loans and lines of credit.

Due to the current state of the real estate market and the economy generally, Franklin believes that resolving these problem assets is a long-term process and that in the interim non-performing assets, classified assets and loan loss reserves may increase.

Noninterest Income. Noninterest income was $1.86 million for 2008, compared to $1.72 million for 2007 and $2.52 million for 2006. Current year income includes service fees of $881,000 earned on checking and money market accounts and profits of $245,000 on the sale of loans and other investments. Noninterest income in 2007 included service fees of $841,000 on checking and money market accounts and profits of $138,000 on the sale of loans and other investments. Noninterest income for 2006 included a $1.23 million profit on the sale of the Financial Institutions Partners III, L.P. investment, service fees of $608,000 earned on checking and money market accounts and profits of $126,000 on the sale of loans and other investments, which includes an additional payment of $39,000 on the sale of Franklin's investment in Intrieve Incorporated and a $30,000 recovery on the Worldcom bond sold in 2002.

Noninterest Expense. Noninterest expense was $7.58 million, $7.03 million and $6.64 million for the years ended December 31, 2008, 2007 and 2006, respectively. As a percentage of average assets, total noninterest expenses were 2.37%, 2.17%, and 2.10% for 2008, 2007 and 2006, respectively. The following table shows changes in the major noninterest expense items during 2008 and 2007.

	2008	Percent increase (decrease)	2007	Percent increase (decrease)	2006
	(Dollars in thousands)				
Compensation	$ 2,436	1.33 %	$ 2,404	3.04 %	$ 2,333
Employee benefits	323	(27.90)	448	(9.68)	496
Office occupancy	1,005	(1.66)	1,022	-	1,022
FDIC insurance	34	21.43	28	-	28
Data processing	571	12.85	506	15.00	440
Marketing	214	(8.55)	234	(27.55)	323
Professional fees	327	60.29	204	7.37	190
Deposit account expenses	243	(53.36)	521	121.70	235
Loss on sale of real estate owned	370	740.91	44	-	-
Supervisory expense	136	(1.45)	138	0.73	137
Taxes, other than income	272	4.21	261	(2.61)	268
Other	1,646	35.03	1,219	4.73	1,164
Total	$ 7,577	7.80 %	$ 7,029	5.92 %	$ 6,636

The decline in employee benefits reflects a decrease in the company contribution to the 401(k) plan from 10% to 3%. Data processing expense increased approximately $65,000 due to an increase in communication and service bureau costs. Professional fees increased due to increased legal fees relating to loan collection efforts. The decrease in deposit account expenses is due to a reduction in cost of the checking account acquisition program. The increase in other expenses partially reflects the approximate $115,000 cost of the data breach, costs associated with the terminated Oak Hill branch purchase and increases in ATM/debit card charges and expenses on repossessed properties.

Provision for Federal Income Taxes. Provisions (benefit) for federal income taxes were $(915,000), $125,000, and $592,000 in 2008, 2007 and 2006, respectively. The effective federal income tax rates for 2008, 2007, and 2006 were (39.4)%, 21.5% and 30.4%, respectively. The reduction in the effective tax rate for 2007 reflects the effect of nontaxable income being a higher percentage of total income. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 13 of the Notes to Consolidated Financial Statements.

CAPITAL

The evaluation of capital adequacy depends on a variety of factors, including asset quality, liquidity, earnings, internal controls and management capabilities. The Company's capital supports business growth, provides protection to depositors, and represents the investment of stockholders. The capital adequacy objectives of the Company have been developed to maintain a capital base reasonably commensurate with the overall risk profile of the Company, to maintain strong capital ratios, and to meet all regulatory guidelines. Management believes that a strong capital base is instrumental in achieving enhanced stockholder returns over the long term.

The Company's stockholders' equity decreased approximately $1.86 million during 2008 from $25.71 million at December 31, 2007 to $23.85 million at the end of 2008. Book value per share decreased to $14.19 at December 31, 2008 from $15.30 at the end of 2007. The decreases in stockholders' equity and book value per share are primarily the result of a $1.41 million net loss for the year and dividends declared of $454,000. As a percentage of total assets, the Company's stockholders' equity was 7.48% and 8.06% at December 31, 2008 and 2007, respectively.

Dividends per share of $0.27 and $0.36 were declared by the Company in 2008 and 2007, respectively, resulting in payments of $454,000 in 2008 and $605,000 in 2007. Due to the current economic conditions, to conserve capital, dividends were reduced 50% in the third quarter of 2008 and suspended entirely during the first quarter Of 2009. See Note 10 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin to the Company.

For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement. The table below sets forth the capital levels required under OTS regulations and Franklin's actual capital levels at December 31, 2008.

Core capital is net worth adjusted for unrealized gains or losses on available-for-sale securities and certain intangible assets (goodwill, servicing rights, residual interest, and deferred tax assets). The risk-based capital standards are designed to make regulatory capital standards more sensitive to an institution's risk profile, to account for off-balance sheet exposure and to minimize the negative impact of holding liquid assets. Assets and off-balance sheet items are assigned to risk categories, each with a specific risk-weighting factor. The resulting capital ratio represents core capital plus general loan loss reserves, as a percentage of total risk-weighted assets and off-balance sheet items. The OTS may require higher capital levels, if warranted by its assessment of the level and nature of risk to which Franklin is exposed.

Capital stardard	**Actual**	**Minimum required**	**Excess**	**Actual**	**Minimum required**	**Excess**
Core	$ 22,964	12,722	10,242	7.22 %	4.00	3.22
Risk-based	$ 24,397	17,340	7,057	11.26 %	8.00	3.26

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards SFAS No. 157, "Fair Value Measurements." SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. While the Statement applies under other accounting pronouncements that require or permit fair value measurements, it does not require any new fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, the Statement establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Lastly, SFAS No. 157 requires additional disclosures for each interim and annual period separately for each major category of assets and liabilities. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets and liabilities and November 15, 2008 for non-financial assets and liabilities, and interim periods within those fiscal years. The adoption of this Statement did not have a material impact on the Corporation's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment to FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with FASB's long-term measurement objectives for accounting for financial instruments. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FAS No. 157, "Fair Value Measurements." The adoption of this Statement did not have a material impact on the Corporation's consolidated financial statements.

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value through Earnings ("SAB 109"). Previously, SAB 105, Application of Accounting Principles to Loan Commitments, stated that in measuring the fair value of a derivative loan commitment, a Corporation should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The impact of SAB 109 did not have a material impact on the Corporation's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements." SFAS 160's objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary. SFAS 160 shall be effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect the implementation of SFAS 160 to have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133." This statement changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We have not yet determined the effect that the application of SFAS No. 161 will have on the disclosures to our consolidated financial statements.

CORPORATE INFORMATION

MARKET INFORMATION

The Company's common stock is listed on the NASDAQ Global Market under the trading symbol "FFHS". As of December 31, 2008, there were 339 stockholders of record, The following table sets forth the high and low closing sale prices of the Company's common stock as reported on the NASDAQ Global Market during the quarters indicated. At February 27, 2009, First Franklin's closing sale price as reported on the NASDAQ Global Market was $2.60.

Stock prices for the quarter ended:

	Low	High
March 31, 2007	$ 14.35	$ 18.19
June 30, 2007	13.43	18.09
September 30, 2007	12.50	15.73
December 31, 2007	9.34	15.72
March 31, 2008	6.33	10.20
June 30, 2008	7.10	9.74
September 30, 2008	4.51	10.49
December 31, 2008	3.00	11.50

DIVIDENDS

Dividends are paid upon the determination of the Company's Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company's current and projected earnings, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.27 per share during 2008 and $0.36 in 2007, this represents a dividend payout ratio of (32.28%) in 2008 and 132.59% in 2007. Due to current economic conditions and to conserve capital, the Company reduced its quarterly dividend 50% in September 2008 and in March 2009 suspended dividend payments. The Board of Directors will continue to monitor the state of the economy and the Company's financial position in determining when to reinstate dividend payments.

The principal source of earnings for the Company on an unconsolidated basis is dividends paid to the Company by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice of the distribution with the OTS. Franklin did not pay dividends to the Company during 2007 or 2008.

There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

TRANSFER AGENT:
National City Bank, Cleveland, Ohio

SPECIAL COUNSEL:
Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio

ANNUAL MEETING:
The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on May 18, 2009 at 3:00 p.m.

FORM 10-K:
The Company's Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission will be furnished without charge to any stockholder who contacts:

Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241
Or E-mail: dvoelpel@firstfranklin.com

Visit our Websites:
www.firstfranklin.com
www.franklinsavings.com

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of First Franklin Corporation (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system was designed to provide reasonable assurance to the Corporation's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2008. In making this assessment, the Corporation's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, the Corporation's management believes that as of December 31, 2008, the Corporation's internal control was effective over financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

This annual report does not include an attestation report of the Corporation's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Corporation's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management's report in this annual report.

Thomas H. Siemers
President and Chief Executive Officer

Daniel T. Voelpel
Vice President and Chief Financial Officer

March 30, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of First Franklin Corporation and Subsidiary:

We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 2008 and 2007 and the related consolidated statements of income (loss), comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett, & Co.

Cincinnati, Ohio
March 30, 2009

105 east fourth street, ste. 1500
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | columbus | dayton | middletown | springfield

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS

		December 31, 2008	2007
Cash, including certificates of deposit and other interest-earning deposits of $1,100,000 and $2,100,000 at December 31, 2008 and 2007, respectively	$	7,438,268	6,897,109
Investment securities:			
Securities available-for-sale, at market value (amortized cost of $13,356,093 and $17,011,428 at December 31, 2008 and 2007, respectively)		13,408,420	17,029,810
Mortgage-backed securities:			
Securities available-for-sale, at market value (amortized cost of $3,254,285 and $3,193,097 at December 31, 2008 and 2007, respectively)		3,235,951	3,183,831
Securities held-to-maturity, at amortized cost (market value of $5,180,606 and $340,115 at December 31, 2008 and 2007, respectively)		5,058,109	322,376
Loans receivable, net		270,049,453	273,310,055
Real estate owned, net		1,848,823	947,970
Investment in Federal Home Loan Bank of Cincinnati stock, at cost		4,991,000	4,796,500
Accrued interest receivable:			
Investment securities		254,922	131,080
Mortgage-backed securities		35,000	16,675
Loans receivable		814,351	905,209
Property and equipment, net		3,510,957	3,728,287
Bank owned life insurance		5,744,727	5,517,164
Other assets		2,391,159	2,132,295
	$	318,781,140	318,918,361

LIABILITIES

		2008	2007
Deposits	$	223,108,146	226,521,018
Borrowed money		68,476,927	63,352,655
Advances by borrowers for taxes and insurance		2,314,506	2,315,067
Other liabilities		891,958	785,056
Total liabilities		294,791,537	292,973,796
Minority interest in consolidated subsidiary		139,979	238,298
Commitments (Notes 15 and 17)			

STOCKHOLDERS' EQUITY

		2008	2007
Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding		-	-
Common stock - $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued in 2008 and 2007.		13,406	13,406
Additional paid-in capital		6,189,237	6,189,237
Treasury stock, at cost - 330,183 shares in 2008 and 2007.		(3,270,399)	(3,270,399)
Retained earnings, substantially restricted		20,918,379	22,777,930
Accumulated other comprehensive income:			
Unrealized loss on available-for-sale securities, net of taxes of $(550) and $(2,000) at December 31, 2008 and 2007, respectively		(999)	(3,907)
Total stockholders' equity		23,849,624	25,706,267
	$	318,781,140	318,918,361

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Years ended December 31, 2008	2007	2006
Interest income:			
Loans receivable	$ 15,540,991	16,453,785	15,749,068
Investment securities	1,047,941	1,414,928	1,308,018
Mortgage-backed securities	345,721	238,806	311,910
Other interest income	35,822	177,608	42,546
	16,970,475	18,285,127	17,411,542
Interest expense:			
Deposits	7,839,818	8,717,982	7,831,077
Borrowed funds	3,029,622	3,379,766	3,065,930
	10,869,440	12,097,748	10,897,007
Net interest income	6,101,035	6,187,379	6,514,535
Provision for loan losses	2,703,333	300,225	452,000
Net interest income after provision for loan losses	3,397,702	5,887,154	6,062,535
Noninterest income:			
Service fees on NOW accounts	881,163	840,823	608,082
Gain on loans sold	139,295	124,636	63,750
Gain on sale of investments	86,323	13,604	4,710
Gain on sale of Financial Institutions Partners III investment	19,487	-	1,230,000
Gain on sale of Intrieve investment	-	-	39,229
Other income	732,636	744,568	576,210
	1,858,904	1,723,631	2,521,981
Noninterest expense:			
Salaries and employee benefits	2,759,021	2,852,167	2,829,403
Occupancy	1,004,523	1,022,351	1,021,787
Federal deposit insurance premiums	33,851	27,543	28,401
Service bureau	571,105	505,507	440,452
Advertising	213,728	233,999	323,447
Taxes other than income taxes	271,869	261,273	268,417
Deposit account expenses	243,258	520,959	235,231
Loss on sale of real estate owned	370,362	44,026	-
Other	2,109,633	1,561,540	1,489,122
	7,577,350	7,029,365	6,636,260
Income (loss) before federal income taxes	(2,320,744)	581,420	1,948,256
Provision (benefit) for federal income taxes	(914,978)	125,134	591,676
Net income (loss)	$ (1,405,766)	456,286	1,356,580
Net income (loss) per common share:			
Basic	$ (0.84)	0.27	0.81
Diluted	$ (0.84)	0.27	0.80

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,		
	2008	2007	2006
Net income (loss)	$ (1,405,766)	456,286	1,356,580
Other comprehensive income, net of tax			
Unrealized gain on available-for-sale securities:			
Unrealized holding gains during the year	59,881	214,521	62,885
Less: Reclassification adjustment for gains on investment securities included in net income (loss)	(56,973)	(8,979)	(3,109)
Comprehensive income (loss)	$ (1,402,858)	661,828	1,416,356

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

		Common stock	Additional paid-in capital	Treasury stock	Net unrealized gain (loss) on available-for-sale securities	Retained earnings
Balance, December 31, 2005	$	13,406	6,189,237	(3,536,372)	(269,225)	22,176,978
Dividends declared ($.36) per common share		-	-	-	-	(606,906)
Change in net unrealized gains (losses) on securities available-for-sale, net of deferred tax of $30,800		-	-	-	59,776	-
Issuance of treasury stock		-	-	362,748	-	-
Net income for the year ended December 31, 2006		-	-	-	-	1,356,580
Balance, December 31, 2006	$	13,406	6,189,237	(3,173,624)	(209,449)	22,926,652
Dividends declared ($.36) per common share		-	-	-	-	(605,008)
Change in net unrealized gains (losses) on securities available-for-sale, net of deferred tax of $105,900		-	-	-	205,542	-
Issuance (repurchase) of treasury stock		-	-	(96,775)	-	-
Net income for the year ended December 31, 2007		-	-	-	-	456,286
Balance, December 31, 2007	$	13,406	6,189,237	(3,270,399)	(3,907)	22,777,930
Dividends declared ($.27) per common share		-	-	-	-	(453,785)
Change in net unrealized gains (losses) on securities available-for-sale, net of deferred tax of $1,500		-	-	-	2,908	-
Net income (loss) for the year ended December 31, 2008		-	-	-	-	(1,405,766)
Balance, December 31, 2008	$	13,406	6,189,237	(3,270,399)	(999)	20,918,379

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,		
		2008	2007	2006
Cash flows from operating activities:				
Net income (loss)	$	(1,405,766)	456,286	1,356,580
Adjustments to reconcile net income to net cash provided by operating activities:				
Provision for loan losses		2,703,333	300,225	452,000
Depreciation		355,369	382,420	513,678
Amortization of premium/discount		(31,900)	67,477	85,847
Deferred income taxes		(718,599)	(23,240)	268,104
Deferred loan fees		67,541	(29,523)	(58,060)
Proceeds from sale of loans originated for sale		10,926,619	9,427,813	6,415,455
Disbursements on loans originated for sale		(10,805,565)	(9,380,340)	(6,414,951)
Gain on sale of investments		(86,323)	(13,604)	(4,710)
Gain on sale of Financial Institutions Partnership III		(19,487)	-	(1,230,000)
Gain on sale of loans		(139,295)	(124,636)	(63,750)
Gain on sale of Intrieve investment		-	-	(39,229)
Realized loss on real estate owned		370,362	-	-
FHLB stock dividends		(194,500)	-	(268,800)
Bank Owned Life Insurance		(227,563)	(223,855)	(128,355)
Net change in:				
Decrease (increase) in accrued interest receivable		(51,309)	67,724	(100,330)
Decrease in other assets		209,073	957,862	305,619
Increase (decrease) in other liabilities		313,552	246,285	(202,452)
Other, net		(98,319)	(167,104)	(52,355)
		1,167,223	1,943,790	834,291
Cash flows from investing activities:				
Net change in loans receivable		(1,743,783)	3,323,982	(36,292,899)
Principal reductions mortgage-backed securities		1,214,265	1,842,465	2,406,383
Proceeds from sale of student loans		458,440	449,768	343,057
Proceeds from sale of SBA loans		310,515	214,674	-
Purchase of investment securities:				
Available-for-sale		(12,200,611)	-	-
Purchase of mortgage-backed securities:				
Available-for-sale		(1,018,716)		
Held-to-maturity		(4,993,750)		
Proceeds from maturities/calls of investment securities:				
Available-for-sale		13,889,127	5,045,000	2,050,000
Proceeds from sale of investment securities:				
Available-for-sale		2,086,323	-	-
Purchase of Bank Owned Life Insurance		-	-	(2,000,000)
Proceeeds from sale of Intrieve investment		-	-	39,229
Proceeds on sale of Financial Institutions Partners III		41,529	-	1,350,000
Capital expenditures		(151,461)	(26,624)	(167,865)
Proceeds from sale of real estate owned		385,744	604,399	15,000
Improvements and acquisition costs to REO properties		(174,162)	(384,098)	(54,759)
Proceeds from sale of property and equipment		13,422	-	-
Net cash provided (used) by investing activities	$	(1,883,118)	11,069,566	(32,311,854)
Continued to page 7		(715,895)	13,013,356	(31,477,563)

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

	Years ended December 31, 2008	2007	2006
Continued from page 6	$ (715,895)	13,013,356	(31,477,563)
Cash flows from financing activities:			
Net increase (decrease) in deposits	(3,412,872)	(4,657,656)	11,814,411
Issuance (repurchase) of treasury stock	-	(96,775)	362,748
Payment of dividends	(453,785)	(605,008)	(606,906)
Proceeds (repayments) of borrowed money, net	5,124,272	(8,863,890)	22,205,104
Increase (decrease) in advances by borrowers for taxes and insurance	(561)	278,952	414,086
Net cash provided (used) by financing activities	1,257,054	(13,944,377)	34,189,443
Net increase (decrease) in cash	541,159	(931,021)	2,711,880
Cash at beginning of year	6,897,109	7,828,130	5,116,250
Cash at end of year	$ 7,438,268	6,897,109	7,828,130
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			(52,355)
Interest, including interest credited to savings accounts	$ 10,844,642	12,093,370	10,881,972
Income taxes	$ 65,000	141,000	145,000
Supplemental disclosure of noncash activities:			
Real estate acquired in settlement of loans	$ 1,482,797	1,187,071	433,280
Change in unrealized gain (loss) on available-for-sale securities	$ 2,908	(311,442)	(90,576)

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Accounting Policies:

The following describes the organization and the significant accounting policies followed in the preparation of these financial statements.

Organization

First Franklin Corporation (the "Company") is a holding company formed in 1987 in conjunction with the conversion of Franklin Savings and Loan Company ("Franklin Savings") from a mutual to a stock savings and loan association. The Company's financial statements include the accounts of its wholly-owned subsidiary, Franklin Savings, Franklin Savings' wholly-owned subsidiary, Madison Service Corporation and DirectTeller Systems Inc. which is 51% owned by the Company. Minority interest relating to the portion of DirectTeller Systems Inc. has been separately reported in the financial statements. All significant intercompany transactions have been eliminated in consolidation.

Franklin Savings is a state chartered savings and loan, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin Savings is a member of the Federal Home Loan Bank ("FHLB") System, and is subject to regulation by the Office of Thrift Supervision ("OTS"), a division of the U.S. Government Department of Treasury. As a member of the FHLB, Franklin Savings maintains a required investment in capital stock of the FHLB of Cincinnati.

Deposit accounts are insured within certain limitations by the Federal Deposit Insurance Corporation ("FDIC"). An annual premium is required by the FDIC for the insurance of such deposit accounts.

Franklin Savings conducts a general banking business in southwestern Ohio, which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Franklin Savings can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

Madison Service Corporation was established to allow for certain types of business that, by regulation, savings and loans were not allowed to participate. Madison has no operations and its only assets are cash and interest bearing deposits.

DirectTeller Systems developed and marketed a voice response telephone inquiry system to allow financial institution customers to access their account balances via telephone. This system has been in use with a local service bureau. The local service bureau is in the process of transferring it's customers to a new platform.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes certificates of deposit and other interest-earning deposits with original maturities of less than 90 days.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 2).

1. **Organization and Accounting Policies, Continued:**

Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 2008 and 2007, the Company did not hold any trading securities.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses realized on the sale of investment securities are accounted for on the trade date using the specific identification method.

Loans Receivable

Loans receivable are stated at unpaid principal balance, less the allowance for loan losses and net of deferred loan origination fees and discounts.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Changes in the overall local economy in which the Company operates may impact the allowance for loan losses.

Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal. While a loan is classified as non-accrual, interest income is generally recognized on a cash basis.

A loan is defined as impaired when based on current information and events; it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification of impairment. With respect to the Company's investment in non-residential and multi-family residential real estate loans the evaluation of impairment on such loans is based on the lower of cost or fair value of the underlying collateral.

The Company sells loans in the secondary market. Mortgage loan sales totaled $10,806,000 and $9,428,000 during 2008 and 2007. The amount of loans held for sale at December 31, 2008 and 2007 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

The Company defers all loan origination fees; net of certain direct loan origination costs, and amortizes them over the life of the loan as an adjustment of yield.

1. Organization and Accounting Policies, Continued:

Mortgage Servicing Rights

Mortgage servicing rights are recognized in accordance with SFAS No. 156 "Accounting for Servicing of Financial Assets-an Amendment of SFAS No. 140". Mortgage servicing rights are recognized as separate assets when rights are acquired through sale of mortgage loans. A portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of the estimated future servicing income. The Capitalized mortgage servicing rights are reported in other assets and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loan. Mortgage servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Servicing fee income is recorded for fees earned for servicing loans and the amortization of mortgage servicing rights is netted against this income.

Real Estate Owned

Real estate owned is initially carried at fair value less cost to sell at the date acquired in settlement of loans (the date the Company takes title to the property). Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value at the measurement date. Costs relating to the holding of such properties are expensed as incurred.

Property and Equipment

Land is carried at cost. Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Corporation adopted the provisions of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. Previously, the Corporation had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." As required by Interpretation 48, which clarifies Statement No. 109, "Accounting for Income Taxes," the Corporation recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Corporation applied Interpretation 48 to all tax positions for which the statute of limitations remained open. As a result of the implementation of Interpretation 48, the Corporation was not required to record any liability for unrecognized tax benefits as of January 1, 2007. There have been no material changes in unrecognized tax benefits since January 1, 2007. As stated in the Annual Report, the only known tax attribute which can influence the Corporation's effective tax rate is the utilization of charitable contribution carryforwards.

The Corporation is subject to income taxes in the U.S. federal jurisdiction, as well as various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Corporation is no longer subject to U.S. federal, state and local, or non U.S. income tax examinations by tax authorities for the years before 2004.

The Corporation will recognize, if applicable, interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

1. **Organization and Accounting Policies, Continued:**

Earnings Per Common Share

Earnings per common share have been computed on the basis of the weighted average number of common shares outstanding, and, when applicable, those stock options that are dilutive.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly affect the Company's net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates used in the preparation of the financial statements.

Advertising

The Company expenses all advertising costs as incurred.

Disclosures about fair value of assets and liabilities

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair value methods and assumptions are set forth below for each type of financial instrument.

Fair value on available for sale securities were based upon a market approach. Securities which are fixed income instruments that are not quoted on an exchange, but are traded in active markets, are valued using prices obtained from our custodian, which used third party data service providers. Available for sale securities includes U.S. agency securities, municipal bonds and mortgage-backed agency securities.

1. Organization and Accounting Policies, Continued:

Disclosures about fair value of assets and liabilities, continued

		Fair Value Measurements at December 31, 2008		
	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
Securities available for sale	$16,644,371		$ 16,644,371	

The Corporation is predominately an asset based lender with real estate serving as collateral on a substantial majority of loans. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Corporation considers to be Level 2 inputs. The aggregate carrying amount of impaired loans at December 31, 2008 was approximately $3.79 million.

FASB Staff Position Number FAS 157-2 delays the implementation of SFAS 157 until the first quarter of 2009 with respect to goodwill, other intangible assets, real estate and other assets acquired through foreclosure and other non-financial assets measured at fair value on a nonrecurring basis.

Effect of recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards SFAS No. 157, "Fair Value Measurements." SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. While the Statement applies under other accounting pronouncements that require or permit fair value measurements, it does not require any new fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, the Statement establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Lastly, SFAS No. 157 requires additional disclosures for each interim and annual period separately for each major category of assets and liabilities. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets and liabilities and November 15, 2008 for non-financial assets and liabilities, and interim periods within those fiscal years. The adoption of this Statement did not have a material impact on the Corporation's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment to FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with FASB's long-term measurement objectives for accounting for financial instruments. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FAS No. 157, "Fair Value Measurements." The adoption of this Statement did not have a material impact on the Corporation's consolidated financial statements.

1. Organization and Accounting Policies, Continued:

Effect of recent accounting pronouncements, continued:

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value through Earnings ("SAB 109"). Previously, SAB 105, Application of Accounting Principles to Loan Commitments, stated that in measuring the fair value of a derivative loan commitment, a Corporation should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The impact of SAB 109 did not have a material impact on the Corporation's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements." SFAS 160's objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary. SFAS 160 shall be effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect the implementation of SFAS 160 to have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133." This statement changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We have not yet determined the effect that the application of SFAS No. 161 will have on the disclosures to our consolidated financial statements.

2. **Investment and Mortgage-Backed Securities:**

The amortized cost and estimated market values of investment securities are as follows:

	December 31, 2008			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 13,216,093	47,249	-	13,263,342
Obligations of states and municipalities	140,000	5,078	-	145,078
	$ 13,356,093	52,327	-	13,408,420

	December 31, 2007			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 16,241,371	79,900	66,381	16,254,890
Obligations of states and municipalities	770,057	7,416	2,553	774,920
	$ 17,011,428	87,316	68,934	17,029,810

The amortized cost and estimated market value of investment securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

	Amortized cost	Estimated market value
Available-for-sale:		
Due in one year or less	$ 40,000	40,737
Due after one year through five years	100,000	104,341
Due after five years through ten years	1,499,213	1,502,455
Due after ten years	11,716,880	11,760,887
	$ 13,356,093	13,408,420

The gross proceeds on sales of investments and mortgage-backed securities were 2,071,320 for the year ended December 31, 2008. No investments were sold during 2007 and 2006. Gross realized gains for the years ended December 31, 2008, 2007 and 2006 were $86,323, $13,604, and $4,710, respectively. The 2007 and 2006 realized gain were the result of investments called prior to maturity. Investment securities with an approximate carrying value of $1,001,540 at December 31, 2008 were pledged to secure an investment in the Senior Housing Crime Prevention Foundation.

2. Investment and Mortgage-Backed Securities, Continued:

The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

	Years ended December 31,		
	2008	2007	2006
Taxable interest income	$ 766,015	1,068,084	1,006,041
Nontaxable interest income	25,382	30,505	32,994
Dividends	256,543	316,339	268,983
	$ 1,047,940	1,414,928	1,308,018

The amortized cost and estimated market values of mortgage-backed securities are as follows:

	December 31, 2008			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
FHLMC certificates	$ 1,068,450	18,844	715	1,086,579
FNMA certificates	367,269	743	7,922	360,090
GNMA certificates	1,490,590	440	22,356	1,468,674
Collateralized mortgage obligations	327,976	-	7,368	320,608
	$ 3,254,285	20,027	38,361	3,235,951
Held-to-maturity:				
FHLMC certificates	$ 152,230	7,981	-	160,211
FNMA certificates	4,815,378	109,379	-	4,924,757
GNMA certificates	90,501	5,137	-	95,638
	$ 5,058,109	122,497	-	5,180,606

	December 31, 2007			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
FHLMC certificates	$ 64,430	1,098	-	65,528
FNMA certificates	487,245	5,080	175	492,150
GNMA certificates	2,010,771	948	6,462	2,005,257
Collateralized mortgage obligations	630,651	-	9,755	620,896
	$ 3,193,097	7,126	16,392	3,183,831
Held-to-maturity:				
FHLMC certificates	$ 180,218	10,385	-	190,603
FNMA certificates	43,541	314	-	43,855
GNMA certificates	98,617	7,040	-	105,657
	$ 322,376	17,739	-	340,115

2. Investment and Mortgage-Backed Securities, Continued:

The tables below indicates the length of time individual investment securities and mortgage-backed securities have been in a continuous loss position at December 31, 2008 and 2007.

	December 31, 2008					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S Treasury securities and obligations of U.S. Government Agencies	$ -	-	-	-	-	-
Obligations of state and municipalities	-	-	-	-	-	-
Mortgage-backed Securities	1,772,803	30,064	357,569	8,297	2,130,372	38,361
	$1,772,803	30,064	$ 357,569	8,297	$ 2,130,372	38,361
Number of Investments	44		6		50	

	December 31, 2007					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S Treasury securities and obligations of U.S. Government Agencies	$ -	-	$ 5,424,790	66,381	$ 5,424,790	66,381
Obligations of state and municipalities	-	-	457,447	2,553	457,447	2,553
Mortgage-backed Securities	1,733,295	6,637	620,896	9,755	2,354,191	16,392
	$ 1,733,295	6,637	$ 6,503,133	78,689	$ 8,236,428	85,326
Number of Investments	21		8		29	

Management has the intent to hold these securities for the foreseeable future and the decline in market value is due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

3. Loans Receivable:

The Company primarily originates single-family real estate loans in southwestern Ohio. Loans are originated on the basis of credit policies established by the Company's management and are generally collateralized by first mortgages on the properties. Management believes that the Company has a diversified loan portfolio and there are no credit concentrations other than in residential real estate.

Loans receivable, net, consists of the following:

	December 31, 2008	December 31, 2007
First mortgage loans:		
Principal balances:		
Collateralized by one- to four-family residences	$ 172,262,875	181,386,611
Collateralized by multi-family properties	16,727,368	17,168,761
Collateralized by other properties	43,585,846	37,907,207
Construction loans	7,365,262	5,986,350
Loans to facilitate sale of real estate owned	434,615	334,750
	240,375,966	242,783,679
Less:		
Undisbursed portion of construction loans	(3,308,013)	(2,511,128)
Net deferred loan origination fees	(275,305)	(208,763)
Total first mortgage loans	236,792,648	240,063,788
Consumer and other loans:		
Principal balances:		
Consumer loans	5,793,402	5,455,965
Lines of credit	29,559,828	27,914,213
Student loans	1,570,553	976,929
Total consumer and other loans	36,923,783	34,347,107
Less allowance for loan losses	(3,666,978)	(1,100,840)
	$ 270,049,453	273,310,055

Activity in the allowance for loan losses is summarized as follows:

	Years ended December 31, 2008	2007	2006
Balance, beginning of year	$ 1,100,840	1,612,205	1,277,436
Provision for loan losses	2,703,333	300,225	452,000
Charge-offs and recoveries, net	(122,195)	(465,897)	(97,231)
Transfers to allowance for losses on real estate owned	(15,000)	(345,693)	(20,000)
Balance, end of year	$ 3,666,978	1,100,840	1,612,205

3. Loans Receivable, Continued:

It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2008 and 2007 the recorded investment in loans for which impairment has been recognized was approximately $5,468,000 and $717,000 with related reserves of $1,674,000 and $390,000, respectively. The average balance in impaired loans was $3,093,000 and $1,163,000 for the years ended December 31, 2008 and 2007, respectively. Interest received on impaired loans for the years ended December 31, 2008 and 2007 was $224,000 and $17,000. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Loans on non-accrual status as of December 31, 2008 and 2007 were approximately $6,130,000 and $4,574,000, respectively. Accruing loans over 90 days delinquent were $339,000 and $797,000 as of December 31, 2008 and 2007, respectively. Income recognized on the cash basis on non-accrual loans for the years 2008 and 2007 was $127,000 and $174,000, respectively. Additional interest income of $363,000 and $285,000 would have been recognized if the non-accrual loans had been in accordance with the their original terms for the years 2008 and 2007, respectively.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $65,293,000, $64,086,000 and $63,244,000 at December 31, 2008, 2007 and 2006, respectively.

Mortgage servicing rights of $73,699, $77,166 and $63,246 were capitalized in 2008, 2007 and 2006, respectively. The fair value of mortgage servicing rights approximates the current book value as of December 31, 2008 and 2007. The carrying value of the Company's mortgage servicing rights totaled approximately $382,000 and $372,000 at December 31, 2008 and 2007. Amortization of mortgage-servicing rights was $62,947, $68,381 and $87,252 for 2008, 2007 and 2006, respectively.

4. Real Estate Owned:

Real estate owned consists of the following:

	December 31,	
	2008	2007
Real estate owned	$ 1,848,823	1,066,563
Less: allowance for losses	-	118,593
	$ 1,848,823	947,970

Activity in the allowance for losses on real estate owned is as follows:

	Years ended December 31,		
	2008	2007	2006
Balance, beginning of year	$ 118,593	20,000	-
Charged-off	(503,955)	(271,700)	-
Charged to operations	370,362	24,600	-
Transfers from allowance for loan losses	15,000	345,693	20,000
Balance, end of year	$ -	118,593	20,000

5. Bank Owned Life Insurance

Franklin Savings has purchased single-premium life insurance polices on officers and employees of the Company, at a cumulative cost of $5,000,000 from three insurance companies. The cash surrender value of the polices was $5,744,727 and $5,517,164 at December 31, 2008 and 2007, respectively. The face value of the policies as of December 31, 2008 is approximately $14,266,000.

6. Property and Equipment:

Property and equipment, net, consists of the following:

	December 31, 2008	2007
Buildings and improvements	$ 1,939,153	1,921,422
Leasehold improvements	2,422,445	2,422,445
Furniture, fixtures and equipment	3,180,960	3,101,116
	7,542,558	7,444,983
Accumulated depreciation and amortization	(5,218,136)	(4,903,231)
	2,324,422	2,541,752
Land	1,186,535	1,186,535
	$ 3,510,957	3,728,287

7. Other Assets:

Included in other assets as of December 31, 2008 and 2007 is a $1,000,000 investment in a CRA investment fund. The market value of the fund approximates the cost at December 31, 2008 and 2007.

8. Deposits:

Deposits consist of the following:

	December 31, 2008			December 31, 2007		
	Weighted average rate	Amount	Percent of deposits	Weighted average rate	Amount	Percent of deposits
Passbooks	0.78%	$ 28,244,046	12.7%	1.65%	$ 28,970,768	12.8%
NOW accounts and variable rate money market savings and checking accounts	0.50	29,893,303	13.4	0.93	31,635,690	14.0
		58,137,349	26.1		60,606,458	26.8
Certificates:						
1-6 month	2.68	13,067,202	5.9	4.08	9,808,467	4.3
1 year	3.26	30,361,671	13.6	4.41	46,184,778	20.4
18 month	3.75	14,413,058	6.5	4.71	3,850,834	1.7
18 month - 5 years	4.64	32,838,220	14.7	4.84	28,683,507	12.6
5-8 years	4.67	74,290,646	33.2	4.65	77,386,974	34.2
		164,970,797	73.9		165,914,560	73.2
Total deposits		$ 223,108,146	100.0%		226,521,018	100.0%

8. Deposits, Continued:

At December 31, 2008, scheduled maturities of certificate accounts are as follows:

2009	$ 72,589,796
2010	50,622,849
2011	27,334,430
2012	5,102,470
2013 and thereafter	9,321,252
	$ 164,970,797

Interest and dividends paid and accrued on deposits, net of penalties assessed depositors exercising early certificate withdrawal privileges, are as follows:

	Years ended December 31,		
	2008	2007	2006
Savings accounts	$ 302,019	521,185	338,548
Checking and money market accounts	207,930	360,733	337,278
Certificates	7,329,869	7,836,064	7,155,251
	$ 7,839,818	8,717,982	7,831,077

Certificates of deposit with balances of $100,000 or more totaled approximately $52,287,000 and $51,515,000 at December 31, 2008 and 2007, respectively.

Deposits from officers and directors totaled $3,571,000 and $3,970,000 at December 31, 2008 and 2007, respectively.

9. Borrowed Money:

Borrowings at December 31, 2008 consist of the following:

Maturing during	Average interest rate	Outstanding balance
2009	2.69%	$ 30,815,142
2010	5.98	8,169,005
2011	5.05	14,234,098
2012	2.94	2,053,340
2013-2017	3.74	13,023,563
Thereafter	1.38	181,779
	3.78%	$ 68,476,927

At December 31, 2008 the Company's borrowings consisted of $53,476,927 of fixed-rate loans.

The borrowings require principal payments as follows:

2009	$ 36,057,769
2010	9,467,554
2011	11,207,089
2012	740,132
2013	182,739
Thereafter	10,821,644
	$ 68,476,927

9. Borrowing, Continued:

As collateral for the borrowings from FHLB, the Company has pledged mortgage loans equal to or greater than 150% of the outstanding balance. The Company had a $1,500,000 line of credit agreement with a bank including interest at the prime rate less 0.5% (6.75% at December 31, 2007) during 2007. The line of credit matured during 2008 and was not renewed. The Company did not borrow against the line during 2008 and 2007.

10. Stockholders' Equity:

Retained earnings are restricted by regulatory requirements and federal income tax requirements.

In connection with the insurance of savings deposits by FDIC, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 11). At December 31, 2008, the most restrictive required level of capital to satisfy regulatory requirements was approximately $17,340,000.

Prior to 1996, Franklin Savings was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2008, include approximately $3,167,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1,050,000 at December 31, 2008.

All savings banks and thrifts are required to account for tax reserves for bad debts in the same manner as banks. Such entities with assets less than $500 million are required to maintain a moving average experience based reserve and no longer will be able to calculate a reserve based on a percentage of taxable income.

Tax reserves accumulated after 1987 were automatically subject to recapture. Pre-1988 tax reserves will not have to be recaptured unless the thrift or successor institution liquidates, redeems shares or pays a dividend in excess of earnings and profits.

Payment of dividends on the common stock of the Company could be subject to the availability of funds from dividend distributions of Franklin Savings, which are subject to various restrictions. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date, plus the retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. The amount of any dividends cannot reduce the Company's capital below the liquidation account discussed below.

10. Stockholders' Equity, Continued:

In accordance with regulatory requirements, Franklin Savings established a special "Liquidation Account" for the benefit of certain savings account holders in an amount equal to the regulatory capital of Franklin Savings as of September 30, 1987 of $8.1 million. In the event of a complete liquidation of Franklin Savings, each eligible account holder would be entitled to his interest in the Liquidation Account prior to any payment to holders of common stock, but after payments of any amounts due to the creditors of Franklin Savings (including those persons having savings accounts with Franklin Savings). The amount of the Liquidation Account is subject to reduction as a result of savings account withdrawals by eligible account holders after the conversion. Any assets remaining after the payments of creditors and the above liquidation rights of eligible account holders would be distributed to the holders of common stock in proportion to their stock holdings.

The Company has a stock option plan (the 1997 Stock Option and Incentive Plan) for officers, key employees, and directors, under which options to purchase the Company's common shares were granted at a price no less than the fair market value of the shares at the date of the grant. Options can be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they were granted. The Company has authorized the issuance of up to 175,984 common shares under the plan.

At December 31, 2008, all outstanding options were exercisable. Effective December 15, 2005, the vesting of any previously unvested stock options, issued under the 1997 and 2002 plans, was accelerated in anticipation of SFAS No. 123R, on Share Based Payments. The acceleration of vesting, to make all such stock options vested as of December 15, 2005, was done for the purpose of avoiding future expense associated with any unvested stock options granted prior to the effective date of SFAS 123R.

Transactions involving the 1997 Plan are summarized as follows:

	2008	2007	2006
Options outstanding at beginning of the year	104,437	105,497	122,322
Granted	-	-	-
Canceled/Forfeited	(32,619)	(435)	(2,670)
Exercised	-	(625)	(14,155)
Options outstanding at end of the year	71,818	104,437	105,497

All options have an exercise price between $7.75 and $13.56.

The Company has another stock option plan (the 2002 Stock Option and Incentive Plan) for officers, key employees, and directors, under which options to purchase the Company's common shares were granted at a price no less than the fair market value of the shares at the date of the grant. Options can be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they were granted. The Company has authorized the issuance of up to approximately 161,000 common shares under the plan.

Transactions involving the 2002 Plan are summarized as follows:

	2008	2007	2006
Options outstanding at beginning of the year	105,238	106,783	126,758
Granted	-		
Canceled/Forfeited	-	(1,545)	(4,475)
Exercised	-	-	(15,500)
Options outstanding at end of the year	105,238	105,238	106,783

10. Stockholders' Equity, Continued:

All options have an exercise price between $10.14 and $22.42.

Additional information regarding stock options outstanding as of December 31, 2008, is as follows:

	Options Outstanding			Exercisable Options	
Range of Exercise Price	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
7.75 to 10.00	16,236	2.2	$ 7.75	16,236	$ 7.75
10.01 to 15.00	107,072	2.4	11.39	107,072	11.39
15.01 to 20.00	21,675	4.0	18.07	21,675	18.07
20.01 to 25.00	32,073	5.4	20.69	32,073	20.69
	177,056	3.2	$ 13.56	177,056	$ 13.56

11. Regulatory Matters:

The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken could have a direct material effect on the Company's and Bank's financial statements. At December 31, 2008, the capital standards include a 4.0% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. To be considered well capitalized, capital standards require a 6.0% tier 1 capital requirement and a risk-based capital requirement of 10.0%. At December 31, 2008, Franklin Savings meets each of the capital requirements as follows:

	Computed regulatory requirements	Franklin's computed capital	Franklin's computed capital as a percent of total assets or risk-adjusted assets
Tier 1 core capital	$ 12,722,000	22,964,000	7.22%
Risk-based capital	17,340,000	24,397,000	11.26%
Tier 1 risk-based capital	12,722,000	22,964,000	10.59%
Tangible capital	4,771,000	22,964,000	7.22%

12. Fair Values of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used to estimate the fair value of the Company's financial instruments.

Cash and Cash Equivalents and Investment in FHLB Stock

The carrying value of cash and cash equivalents and the investment in FHLB stock approximates those assets' fair value.

Investment and Mortgage-Backed Securities

For investment securities (debt instruments) and mortgage-backed securities, fair values are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices of comparable instruments.

12. Fair Values of Financial Instruments, Continued:

Loans Receivable

The fair value of the loan portfolio is estimated by evaluating homogeneous categories of loans with similar financial characteristics. Loans are segregated by types, such as residential mortgage, commercial real estate, and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms, and by performing and nonperforming categories.

The fair value of performing loans, except residential mortgage loans, is calculated by discounting contractual cash flows using estimated market discount rates, which reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources. The fair value for significant nonperforming loans is based on recent internal or external appraisals. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined by using available market information.

Deposits

The fair values of passbook accounts, demand deposits, and the money market savings equal their carrying values. The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered for deposits of similar remaining maturities.

Borrowed Money

Rates currently available to the Company for borrowings with similar terms and remaining maturities are used to estimate the fair value of existing advances.

Commitments to Extend Credit

The fair value of commitments to extend credit approximates the contractual amount due to the comparability of current levels of interest rates and the committed rates.

The estimated fair values of the Company's financial instruments at December 31, 2008 and 2007 are as follows:

	December 31, 2008		December 31, 2007	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:				
Cash and cash equivalents	$ 7,438,268	7,438,268	6,897,109	6,897,109
Investment securities	13,408,420	13,408,420	17,029,810	17,029,810
Mortgage-backed securities	8,294,060	8,416,557	3,506,207	3,523,946
Loans receivable	270,049,453	267,906,000	273,310,055	265,163,000
Investment in FHLB stock	4,991,000	4,991,000	4,796,500	4,796,500
Financial liabilities:				
Deposits	223,108,146	219,887,000	226,521,018	222,730,000
Borrowed money	68,476,927	69,072,000	63,352,655	62,708,000

	December 31, 2008		December 31, 2007	
	Contractual amount	Fair value	Contractual amount	Fair value
Unrecognized financial instruments:				
Commitments to extend credit	$ 4,092,000	4,092,000	311,000	311,000
Unfunded construction loans	3,308,000	3,308,000	2,511,000	2,511,000
Undisbursed lines of credit	18,705,000	18,705,000	17,752,000	17,752,000

13. Federal Income Taxes:

The components of income tax expense are as follows:

	Years ended December 31,		
	2008	2007	2006
Federal:			
Current	$ (195,642)	148,374	323,572
Deferred	(719,336)	(23,240)	268,104
	$ (914,978)	125,134	591,676

Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

	Years ended December 31,		
	2008	2007	2006
Tax at statutory rates	$ (789,053)	197,683	662,407
Benefit of tax exempt interest	(8,630)	(10,372)	(9,220)
Income from bank owned life insurance	(77,371)	(76,111)	(43,641)
Other	(39,924)	13,934	(17,870)
	$ (914,978)	125,134	591,676

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,	
	2008	2007
Deferred tax asset arising from:		
Allowance for loan losses	$ 1,231,300	579,600
Deferred loan fees and costs	2,900	3,600
Depreciation	64,900	12,000
Unrealized loss on securities	-	2,000
Other, net	279,900	197,600
Total deferred tax assets	1,579,000	794,800
Deferred tax liability arising from:		
Unrealized gain on securities	(500)	-
FHLB stock	(964,900)	(898,700)
Like-kind exchange	(103,100)	(103,100)
Total deferred tax liabilities	(1,068,500)	(1,001,800)
Net deferred tax asset (liability)	$ 510,500	(207,000)

Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

14. Benefit Plans:

The Company has a non-contributory defined contribution plan and an employee stock ownership plan which covers substantially all full-time employees after attaining age twenty-one and completing one year of service.

The Company implemented, during 1996, a non-contributory defined contribution plan. The Company makes an annual contribution to the plan equal to 10% of the eligible employees' compensation. Total expense under this defined contribution plan was $79,600, $183,600, and $191,900 for the years ended December 31, 2008, 2007 and 2006, respectively.

14. Benefit Plans, Continued:

The Company also has an employee stock ownership plan (ESOP). Each participant is assigned an account that is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of First Franklin. The Company contributed $100,000 in cash to the ESOP in 2008, 2007 and 2006. At December 31, 2008, the ESOP is not leveraged, and all shares are allocated or committed to be allocated. All ESOP shares are considered outstanding for purposes of computing earnings per share for 2008, 2007, and 2006. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 2008, the ESOP held 205,945 allocated shares and 9,000 shares committed to be allocated.

15. Lease Commitments:

The Company, as lessee, leases certain facilities under operating leases which expire over the next six years, with renewal options.

The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining non-cancelable portion of the lease terms:

Year ending December 31:	
2009	$ 167,677
2010	116,754
2011	90,745
2012	64,945
2013	39,145
Thereafter	6,523
	$ 485,789

Rent expense was $236,708, $213,356 and $211,169 in 2008, 2007 and 2006, respectively.

The Company, as lessor, leases a portion of its administrative office under an operating lease which expires in 2013.

Future minimum rental income required under the operating lease during the remaining non-cancelable portion of the lease term.

Year ending December 31:	
2009	$ 39,344
2010	39,975
2011	40,603
2012	41,232
2013	27,698
Thereafter	-
	$ 188,852

16. Loans to Related Parties:

Certain officers and directors of the Company had loans outstanding during the three-year period ended December 31, 2008. The following is an analysis of the activity of such loans for the years indicated:

	Years ended December 31,		
	2008	2007	2006
Balance, beginning of year	$ 1,257,972	1,374,090	1,303,419
Loans originated	102,350	46,026	45,267
Repayments	(124,841)	(162,144)	(69,795)
New director	-	-	95,199
Balance, end of year	$ 1,235,481	1,257,972	1,374,090

17. Loan Commitments:

In the ordinary course of business, the Company has various outstanding commitments to extend credit that are not reflected in the accompanying consolidated financial statements. These commitments involve elements of credit risk in excess of the amount recognized in the balance sheet.

The Company uses the same credit policies in making commitments for loans as it does for loans that have been disbursed and recorded in the consolidated balance sheet. The Company generally requires collateral when it makes loan commitments, which generally consists of the right to receive first mortgages on improved or unimproved real estate when performance under the contract occurs.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Certain of these commitments are for fixed rate loans, and, therefore, their value is subject to market risk as well as credit risk.

At December 31, 2008, the Company's total commitment to extend credit was approximately $4,092,000, and the Company had commitments to disburse construction loans of approximately $3,308,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $18,705,000. Fees received in connection with the loan commitments reduce closing cost to be paid by the borrower at time of closing.

18. First Franklin Corporation - Parent Company Only Financial Information:

The following condensed balance sheets as of December 31, 2008 and 2007 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 2007 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

CONDENSED BALANCE SHEETS
ASSETS

	December 31, 2008	December 31, 2007
Cash	$ 206,885	860,372
Investment in Franklin Savings	22,963,167	24,165,621
Other assets	995,411	1,108,207
	$ 24,165,463	26,134,200

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Accrued expenses and other liabilities	$ 315,839	427,933
Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding		
Common stock - $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued.	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost – 330,183 shares in 2008 and 2007	(3,270,399)	(3,270,399)
Retained earnings	20,918,379	22,777,930
Net unrealized gain (loss) on available-for-sale securities of parent and subsidiary	(999)	(3,907)
	$ 24,165,463	26,134,200

CONDENSED STATEMENTS OF INCOME

	Years ended December 31, 2008	2007	2006
Equity in earnings of Franklin Savings	$ (1,205,362)	595,925	787,625
Interest income	5,597	22,151	4,559
Operating expenses	(406,340)	(424,592)	(527,137)
Other income	111,539	201,652	1,409,633
Federal income tax benefit (expense)	88,800	61,150	(318,100)
Net income	$ (1,405,766)	456,286	1,356,580

19. First Franklin Corporation - Parent Company Only Financial Information, Continued:

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net income (loss)	$ (1,405,766)	456,286	1,356,580
Equity in earnings of Franklin Savings	1,205,362	(595,925)	(787,625)
Dividends received from Franklin Savings	-	-	200,000
Change in other assets and liabilities	(40,827)	1,564,953	(832,384)
Net cash provided (used) by operating activities	(241,231)	1,425,314	(63,429)
Cash flows from investing activities:			
Proceeds on sale of Financial Institutions Partners III	41,529	-	1,350,000
Cash flows from financing activities:			
Payment of dividends	(453,785)	(605,008)	(606,906)
Borrowed money	-	-	(1,150,000)
Sale of treasury stock	-	(96,775)	362,748
Net cash used by financing activities	(453,785)	(701,783)	(1,394,158)
Net increase (decrease) in cash	(653,487)	723,531	(107,587)
Cash at beginning of year	860,372	136,841	244,428
Cash at end of year	$ 206,885	860,372	136,841

20. Madison Service Corporation:

In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 2008, is presented:

BALANCE SHEET

ASSETS

Cash	$ 516,715
	$ 516,715

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -
Equity	516,715
	$ 516,715

STATEMENT OF OPERATIONS

Revenues:	
Interest Income	$ 6,135
Other income	-
Operating expenses	(1,960)
Income before federal income tax	4,175
Federal income tax	1,420
Net income	$ 2,755

a. Summary of significant accounting policies:

The accounting policies followed in the preparation of the financial statements of Madison Service Corporation are included in Note 1.

b. Intercompany transactions:

Intercompany transactions with Franklin Savings, which are not material, have been eliminated in consolidation.

c. Franklin Savings' investment in Madison Service Corporation consists of:

Common stock, 220 shares issued and outstanding	$ 110,000
Retained earnings	406,715
	$ 516,715

21. Direct Teller Systems, Inc.:

The Company owns 51% investment in Direct Teller Systems, Inc., which is accounted for as a minority interest in a consolidated entity. The following is a summary of Direct Teller Systems Inc. financial information:

Assets	$ 326,490
Liabilities	30,715
Equity	295,775
2008 net loss	(54,901)

21. Direct Teller Systems, Inc., Continued:

Information pertaining to the Company's investment is as follows:

Company's equity balance at December 31, 2008 $ 155,796

22. Earnings Per Share:

Earnings (loss) per share for the years ended December 31, 2008, 2007 and 2006 are calculated as follows:

	For the year ended December 31, 2008		
	Loss (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Loss available to common stockholders	$ (1,405,766)	1,680,684	$ (0.84)
Effect of dilutive securities:			
Stock options			
1997 and 2002 Plans	-	-	
Diluted EPS			
Loss available to common stockholders + assumed conversions	$ (1,405,766)	1,680,684	$ (0.84)

	For the year ended December 31, 2007		
	Income (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Income available to common stockholders	$ 456,286	1,681,034	$ 0.27
Effect of dilutive securities:			
Stock options			
1997 and 2002 Plans	-	-	
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 456,286	1,681,034	$ 0.27

	For the year ended December 31, 2006		
	Income (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Income available to common stockholders	$ 1,356,580	1,682,121	$ 0.81
Effect of dilutive securities:			
Stock options			
1997 and 2002 Plans	-	23,116	
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 1,356,580	1,705,237	$ 0.80

23. Quarterly Financial Information (Unaudited):

All adjustments necessary for a fair statement of operations for each period have been included.

	2008 (dollars in thousands except per share data)			
	First quarter	Second quarter	Third quarter	Fourth quarter
Interest income	$ 4,354	4,267	4,235	4,114
Interest expense	2,878	2,770	2,679	2,542
Net interest income	1,476	1,497	1,556	1,572
Provision for loan losses	89	1,392	60	1,162
Net interest income after provision for loan losses	1,387	105	1,496	410
Noninterest income	530	433	481	415
Noninterest expense	1,791	1,919	2,080	1,788
Income (loss) before federal income taxes	126	(1,381)	(103)	(963)
Federal income taxes (benefit)	22	(507)	(64)	(366)
Net income (loss)	$ 104	(874)	(39)	(597)
Earnings per common share				
Basic	$ 0.06	(0.52)	(0.02)	(0.36)
Diluted	$ 0.06	(0.52)	(0.02)	(0.36)

	2007 (dollars in thousands except per share data)			
	First quarter	Second quarter	Third quarter	Fourth quarter
Interest income	$ 4,672	4,593	4,527	4,493
Interest expense	3,063	3,058	3,004	2,973
Net interest income	1,609	1,535	1,523	1,520
Provision for loan losses	70	75	41	114
Net interest income after provision for loan losses	1,539	1,460	1,482	1,406
Noninterest income	384	448	427	465
Noninterest expense	1,721	1,757	1,796	1,756
Income before federal income taxes	202	151	113	115
Federal income taxes	67	23	9	26
Net income	$ 135	128	104	89
Earnings per common share				
Basic	$ 0.08	0.08	0.06	0.05
Diluted	$ 0.08	0.08	0.06	0.05

First Franklin Corporation

Directors

Richard H. Finan
Attorney, Calfee, Halter and Griswold LLP

John J. Kuntz
President, Butler Consulting Enterprises, LLC

John L. Nolting
President and CEO, DataTech Services

Thomas H. Siemers
President and CEO

Mary W. Sullivan
Attorney, Peck, Shaffer & Williams LLP

Officers

Thomas H. Siemers
President – CEO

Daniel T. Voelpel
Vice President – CFO

Gretchen J. Schmidt
Secretary – Treasurer

Franklin Savings & Loan Company

Directors

Richard H. Finan

John J. Kuntz

John L. Nolting

Gretchen J. Schmidt

Thomas H. Siemers

Mary W. Sullivan

Reverend Barry M. Windholtz

Officers

Thomas H. Siemers
Chairman

Gretchen J. Schmidt
President – CEO

Gregory W. Meyers
Vice President – CLO

John P. Owens
Vice President – Retail Banking

Lawrence J. Spitzmueller
Vice President – Compliance & Internal Audits

Daniel T. Voelpel
Senior Vice President – CFO

First Franklin Corporation



CORPORATE OFFICE
4750 Ashwood Drive
Cincinnati, Ohio 45241
(513) 469-5352